Exhibit 99.1

Contact Information

Investor Relations

Tel: +86 (21) 6195 9561

Email: ir@huazhu.com

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Huazhu Group Limited Reports Fourth Quarter and Full Year 2021 Unaudited Financial Results

•	A total of 7,830 hotels or 753,216 hotel rooms in operation as of December 31, 2021.

•	Hotel turnover[1] increased 8.3% year-over-year to RMB11.9 billion for the fourth quarter of 2021, and increased 36.4% year-over-year to RMB45.4 billion for the full year of 2021. Excluding Steigenberger Hotels AG and its subsidiaries (“DH”, or “Legacy-DH”), hotel turnover increased 2.2% year-over-year for the fourth quarter and increased 38.3% year-over-year for the full year of 2021.

•	Revenue increased 9.1% year-over-year to RMB3.4 billion (US$526 million)[2] for the fourth quarter of 2021, in line with revenue guidance previously announced of 6% to 10% compared to the fourth quarter of 2020, and increased 25.4% year-over-year to RMB12.8 billion (US$2.0 billion) for the full year of 2021. Revenue from Legacy-Huazhu segment for the fourth quarter of 2021 decreased 1.6% year-over-year, better than revenue guidance previously announced of negative 4% to negative 8%.

•	Net loss attributable to Huazhu Group Limited was RMB459 million (US$72 million) for the fourth quarter of 2021, compared with net income attributable to Huazhu Group Limited of RMB703 million for the fourth quarter of 2020 and net loss attributable to Huazhu Group Limited of RMB137 million in the previous quarter. Net loss attributable to Huazhu Group Limited was RMB465 million (US$73 million) for the full year of 2021, compared with RMB2.2 billion for the full year of 2020. Net loss attributable to Huazhu Group Limited from Legacy-Huazhu segment was RMB419 million for the fourth quarter of 2021, compared with net income attributable to Huazhu Group Limited from Legacy-Huazhu segment of RMB1.0 billion for the fourth quarter of 2020. Net income attributable to Huazhu Group Limited from Legacy-Huazhu segment was RMB153 million for the full year of 2021, compared with net loss attributable to Huazhu Group Limited from Legacy-Huazhu segment of RMB847 million for the full year of 2020.

•	EBITDA (non-GAAP) for the fourth quarter of 2021 was RMB46 million (US$7 million), compared with RMB1.1 billion for the fourth quarter of 2020. EBITDA (non-GAAP) for the full year of 2021 was RMB1.4 billion (US$215 million), compared with negative RMB631 million for the full year of 2020. EBITDA (non-GAAP) from Legacy-Huazhu segment was negative RMB23 million for the fourth quarter of 2021, compared with RMB1.5 billion for the fourth quarter of 2020. EBITDA (non-GAAP) from Legacy-Huazhu segment was RMB1.8 billion for the full year of 2021, compared with RMB736 million for the full year of 2020.

[1]	Hotel turnover refers to total transaction value of room and non-room revenue from Huazhu hotels (i.e., leased and operated, manachised and franchised hotels).
[2]	The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB6.3726 on December 30, 2021 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

•	Adjusted EBITDA (non-GAAP), which excluded share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, was RMB278 million (US$43 million) for the fourth quarter of 2021, compared with RMB375 million for the fourth quarter of 2020. Adjusted EBITDA (non-GAAP) for the full year of 2021 was RMB1.6 billion (US$247 million), compared with negative RMB244 million for the full year of 2020. Adjusted EBITDA (non-GAAP) from Legacy-Huazhu segment was RMB209 million for the fourth quarter of 2021, compared with RMB764 million for the fourth quarter of 2020. Adjusted EBITDA (non-GAAP) from Legacy-Huazhu segment was RMB2.0 billion for the full year of 2021, compared with RMB1.1 billion for the full year of 2020.

•	In the first quarter of 2022, Huazhu expects revenue growth to be in the range of 11%-15% compared to the first quarter of 2021, or to range from 1% to 5% if excluding DH. For the full year of 2022, we expect revenue growth to range from 15% to 20% compared to the full year of 2021, or to range from 4% to 9% if excluding DH.

Shanghai, China, March 23, 2022 – Huazhu Group Limited (NASDAQ: HTHT and HKEX: 1179) (“Huazhu”, “the Company”, “we” or “our”), a world-leading hotel group, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2021.

As of December 31, 2021, Huazhu’s worldwide hotel network in operation totaled 7,830 hotels and 753,216 rooms, including 124 hotels from DH. For the full year of 2021, the Company opened 33 leased hotels and 1,507 manachised and franchised hotels, and closed 48 leased hotels and 451 manachised and franchised hotels. During the fourth quarter of 2021, our Legacy-Huazhu business opened 443 hotels, including 7 leased (or leased-and-operated) hotels and 436 manachised (or franchised-and-managed) hotels and franchised hotels, and closed a total of 82 hotels, including 8 leased hotels and 74 manachised and franchised hotels. For the full year of 2021, Legacy-Huazhu opened 29 leased hotels and 1,503 manachised and franchised hotels, and closed 48 leased hotels and 447 manachised and franchised hotels. During the fourth quarter of 2021, the Legacy-DH business opened 1 leased hotel and 3 manachised and franchised hotels, and closed 1 manachised and franchised hotel. For the full year of 2021, Legacy-DH opened 4 leased hotels and 4 manachised and franchised hotels, and closed 4 manachised and franchised hotels. As of December 31, 2021, Huazhu had a total of 2,608 unopened hotels in our pipeline, including 2,571 hotels from the Legacy-Huazhu business and 37 hotels from the Legacy-DH business.

Legacy-Huazhu Only – Fourth Quarter and Full Year of 2021 Operational Highlights

As of December 31, 2021, Legacy-Huazhu had 7,706 hotels in operation, including 662 leased and owned hotels, and 7,044 manachised and franchised hotels. In addition, as of the same date, Legacy-Huazhu had 728,143 hotel rooms in operation, including 91,284 rooms under the lease and ownership model, and 636,859 rooms under the manachise and franchise models. Legacy-Huazhu also had 2,571 unopened hotels in our pipeline, including 18 leased and owned hotels and 2,553 manachised and franchised hotels. The following discusses Legacy-Huazhu’s RevPAR, average daily room rate (“ADR”) and occupancy rate for its leased and owned hotels, as well as manachised and franchised hotels (excluding hotels under governmental requisition) for the periods indicated.

• The ADR was RMB239 in the fourth quarter of 2021, compared with RMB231 in the fourth quarter of 2020, RMB246 in the previous quarter, and RMB232 in the fourth quarter of 2019. The ADR was RMB239 for the full year of 2021, compared with RMB210 for the previous year, and RMB234 for the 2019.

• The occupancy rate for all Legacy-Huazhu hotels in operation was 68.2% in the fourth quarter of 2021, compared with 80.6% in the fourth quarter of 2020, 71.9% in the previous quarter, and 82.2% in the fourth quarter of 2019. The occupancy rate was 72.2% for the full year of 2021, compared with 71.0% for the previous year, and 84.4% for the 2019.

• Blended RevPAR was RMB163 in the fourth quarter of 2021, compared with RMB186 in the fourth quarter of 2020, RMB177 in the previous quarter, and RMB191 in the fourth quarter of 2019. Blended RevPAR was RMB172 for the full year of 2021, compared with RMB149 for the previous year, and RMB198 for the 2019.

• For all Legacy-Huazhu hotels which had been in operation for at least 18 months, the same-hotel RevPAR was RMB162 for the fourth quarter of 2021, representing a 15.6% decrease from RMB192 for the fourth quarter of 2020, with a 0.3% increase in ADR and an 13.1-percentage-point decrease in occupancy rate; comparing the fourth quarter of 2021 with the pre-COVID-19 fourth quarter of 2019, RevPAR represented a 21.7% decrease from RMB204 for the fourth quarter of 2019, with a 3.5% decrease in ADR, and a 16.2-percentage-point decrease in occupancy rate. The same-hotel RevPAR was RMB172 for the full year of 2021, representing a 10.2% increase from RMB156 for the full year of 2020, with a 10.0% increase in ADR and a 0.1-percentage-point increase in occupancy rate; comparing the full year of 2021 with the full year of 2019, RevPAR represented a 20.1% decrease from RMB209, with a 4.7% decrease in ADR, and a 14.2-percentage-point decrease in occupancy rate.

Legacy-DH Only – Fourth Quarter and Full Year of 2021 Operational Highlights

As of December 31, 2021, Legacy-DH had 124 hotels in operation, including 76 leased and owned hotels and 48 manachised and franchised hotels. In addition, as of the same date, Legacy-DH had 25,073 hotel rooms in operation, including 14,264 rooms under the lease and ownership model, and 10,809 rooms under the manachise and franchise models. Legacy-DH also had unopened 37 hotels in our pipeline, including 28 leased and owned hotels and 9 manachised and franchised hotels. The following discusses Legacy-DH’s RevPAR, ADR and occupancy rate for its leased as well as manachised and franchised hotels (excluding hotels temporarily closed) for the periods indicated.

• The ADR was EUR94 in the fourth quarter of 2021, compared with EUR76 in the fourth quarter of 2020 and EUR99 in the previous quarter. The ADR was EUR90 for the full year of 2021, compared with EUR88 for the previous year.

• The occupancy rate for all Legacy-DH hotels in operation was 46.1% in the fourth quarter of 2021, compared with 22.5% in the fourth quarter of 2020 and 48.6% in the previous quarter. The occupancy rate was 35.2% for the full year of 2021, compared with 34.8% for the previous year.

• Blended RevPAR was EUR43 in the fourth quarter of 2021, compared with EUR17 in the fourth quarter of 2020 and EUR48 in the previous quarter. Blended RevPAR was EUR32 for the full year of 2021, compared with EUR31 for the previous year.

Jin Hui, CEO of Huazhu commented: “An upsurge of COVID-19 in more than 20 Chinese provinces has occurred since November 2021 and negatively affected our business recovery in the fourth quarter, with RevPAR recovering to 86% of the same period of 2019. Since the beginning of 2022, travelling restrictions due to the Beijing Olympic Winter Games added more pressures to our business in addition to the pandemic. Unfortunately, the situation has not improved since March 2022 as the highly infectious Omicron variant has been spreading rapidly in China. As China’s “zero-COVID” policy remains in place, these near-term uncertainties and fluctuations are inevitable. For our European business, it was impacted again by tightened governmental control measures and testing requirements due to the third and fourth waves of the COVID-19 pandemic in European countries. As a result, the recovery trend of DH was also disrupted in November 2021. The RevPAR in the fourth quarter recovered to 66% of the same period of 2019, similar to last quarter.”

“2021 was another challenging year due to COVID-19, especially in the second half,” Mr. Jin continued. “Although the near-term business performance could still inevitably see some volatilities, not only from the pandemic but also from various global macro factors, our long-term view on the Chinese lodging industry remains optimistic and unchanged. We are unswervingly implementing our “Sustainable Quality Growth” strategy which means that while growth is still the main theme, quality and sustainability are two critical prerequisites. We are continuously putting greater emphasis on our customers’ satisfaction and our franchisees’ profitability. Last but not least, Germany was gradually reopening since mid-February 2022, which could help reaccelerate our RevPAR recovery. Additionally, operational efficiency improvement and continuous digital transformation will remain as our near-term focus.”

Fourth Quarter and Full Year of 2021 Unaudited Financial Results

(RMB in millions)	Q4 2020	Q3 2021	Q4 2021	2020FY	2021FY
Revenue:
Leased and owned hotels	2,024	2,345	2,093	6,908	8,118
Manachised and franchised hotels	999	1,128	1,098	3,136	4,398
Others	48	50	159	152	271
Total revenue	3,071	3,523	3,350	10,196	12,787

Revenue for the fourth quarter of 2021 was RMB3.4 billion (US$526 million), representing a 9.1% year-over-year increase and a 4.9% sequential decrease. Revenue from Legacy-Huazhu segment for the fourth quarter of 2021 was RMB2.8 billion, representing a 1.6% year-over-year decrease and a 5.4% sequential decrease. The decrease was mainly due to the widespread COVID-19 outbreaks in more than 20 provinces of China. Revenue from Legacy-DH segment for the fourth quarter of 2021 was RMB574 million, representing a 129.6% year-over-year increase and 2.5% sequential decrease. The sequential decrease was mainly due disruption of the recovery of our European business when a fourth wave of the pandemic hit Europe in November.

Revenue for the full year of 2021 was RMB12.8 billion (US$2.0 billion), representing an increase of 25.4% from the full year of 2020. Revenue from Legacy-Huazhu segment for the full year of 2021 was RMB11.2 billion, representing a 29.8% year-over-year increase. Revenue from Legacy-DH segment for the full year of 2021 was RMB1.5 billion, representing a 0.5% year-over-year increase.

Revenue from leased and owned hotels for the fourth quarter of 2021 was RMB2.1 billion (US$329 million), representing a 3.4% year-over-year increase and a 10.7% sequential decrease. Revenue from leased and owned hotels from Legacy-Huazhu segment for the fourth quarter of 2021 was RMB1.6 billion, representing a 12.6% year-over-year decrease. Revenue from leased and owned hotels from Legacy-DH segment for the fourth quarter of 2021 was RMB528 million, representing a 125.6% year-over-year increase.

For the full year of 2021, revenue from leased and owned hotels was RMB8.1 billion (US$1.3 billion), representing an increase of 17.5% from the full year of 2020. Revenue from leased and owned hotels from Legacy-Huazhu segment for the full year of 2021 was RMB6.7 billion, representing a 22.7% year-over-year increase. Revenue from leased and owned hotels from Legacy-DH segment for the full year of 2021 was RMB1.4 billion, representing a 1.7% year-over-year decrease.

Revenue from manachised and franchised hotels for the fourth quarter of 2021 was RMB1.1 billion (US$172 million), representing a 9.9% year-over-year increase and a 2.7% sequential decrease. Revenue from Legacy-Huazhu segment from manachised and franchised hotels for the fourth quarter of 2021 was RMB1.1 billion, representing an 8.4% year-over-year increase. Revenue from manachised and franchised hotels from Legacy-DH segment for the fourth quarter of 2021 was RMB25 million, representing a 177.8% year-over-year increase.

For the full year of 2021, revenue from manachised and franchised hotels was RMB4.4 billion (US$690 million), representing an increase of 40.2% from the full year of 2020. Revenue from manachised and franchised hotels from Legacy-Huazhu segment for the full year of 2021 was RMB4.3 billion, representing a 40.4% year-over-year increase. Revenue from manachised and franchised hotels from Legacy-DH segment for the full year of 2021 was RMB56 million, representing a 30.2% year-over-year increase.

Other revenue represents revenue generated from businesses other than our hotel operations, which mainly includes revenue from the provision of IT products and services to hotels, and revenue from Huazhu Mall™ and other revenue from the Legacy-DH segment business, totaling RMB159 million (US$25 million) in the fourth quarter of 2021, compared to RMB48 million in the fourth quarter of 2020 and RMB50 million in the previous quarter.

For the full year of 2021, other revenue was RMB271 million (US$43 million), compared with RMB152 million for the full year of 2020.

(RMB in millions)	Q4 2020	Q3 2021	Q4 2021	2020FY	2021FY
Operating costs and expenses:
Hotel operating costs	(2,748)	(2,885)	(3,197)	(9,729)	(11,286)
Other operating costs	(22)	(14)	(19)	(52)	(58)
Selling and marketing expenses	(181)	(189)	(183)	(597)	(641)
General and administrative expenses	(336)	(388)	(441)	(1,259)	(1,547)
Pre-opening expenses	(36)	(15)	(30)	(288)	(81)
Total operating costs and expenses	(3,323)	(3,491)	(3,870)	(11,925)	(13,613)

Hotel operating costs for the fourth quarter of 2021 were RMB3.2 billion (US$501 million), compared to RMB2.7 billion in the fourth quarter of 2020 and RMB2.9 billion in the previous quarter. The increase was mainly due to higher rental costs for our leased and owned upscale hotels and acquired CitiGO hotels, higher personnel costs from continuous hotel network expansion, and impairment loss totaling RMB257 million，which was mainly related to DH. Hotel operating costs from Legacy-Huazhu segment for the fourth quarter of 2021 were RMB2.3 billion, which represented 84.0% of the quarter’s revenue, compared to 73.4% for the fourth quarter in 2020 and 76.9% for the previous quarter.

For the full year of 2021, hotel operating costs were RMB11.3 billion (US$1.8 billion), compared to RMB9.7 billion in 2020. Hotel operating costs from Legacy-Huazhu segment for the full year of 2021 were RMB8.8 billion, which represented 78.3% of revenue, compared to 85.1% for 2020.

Selling and marketing expenses for the fourth quarter of 2021 were RMB183 million (US$29 million), compared to RMB181 million in the fourth quarter of 2020 and RMB189 million in the previous quarter. Selling and marketing expenses from Legacy-Huazhu segment for the fourth quarter of 2021 were RMB129 million, which represented 4.6% of the quarter’s revenue, compared to RMB149 million or 5.3% of revenue for the fourth quarter in 2020, and RMB129 million or 4.4% of revenue for the previous quarter.

For the full year of 2021, selling and marketing expenses were RMB641 million (US$101 million), compared to RMB597 million in 2020. Selling and marketing expenses from Legacy-Huazhu segment for the full year of 2021 were RMB460 million, which represented 4.1% of revenue, compared to RMB388 million or 4.5% of revenue for the full year of 2020.

General and administrative expenses for the fourth quarter of 2021 were RMB441 million (US$70 million), compared to RMB336 million in the fourth quarter of 2020 and RMB388 million in the previous quarter. General and administrative expenses from Legacy-Huazhu segment for the fourth quarter of 2021 were RMB308 million, which represented 11.1% of the quarter’s revenue, compared to RMB257 million or 9.1% for the fourth quarter in 2020 and RMB306 million or 10.4% for the previous quarter. The increase was mainly due to investments in our business development team, our information technology, and our upscale hotel division.

For the full year of 2021, general and administrative expenses were RMB1.5 billion (US$242 million), compared to RMB1.3 billion in 2020. General and administrative expenses from Legacy-Huazhu segment for the full year of 2021 were RMB1.2 billion, which represented 10.3% of revenue, compared to RMB894 million or 10.3% of revenue for the full year of 2020. The increase was mainly due to investments in our business development team, our information technology, and our upscale hotel division.

Pre-opening expenses for the fourth quarter of 2021 were mostly related to Legacy-Huazhu segment and totaled RMB30 million (US$5 million), compared to RMB36 million in the fourth quarter of 2020 and RMB15 million in the previous quarter.

Pre-opening expenses for the full year of 2021 were RMB81 million (US$13 million), compared to RMB288 million in 2020, representing a year-over-year decrease of 71.9%. Pre-opening expenses as a percentage of revenue were 0.6% in 2021, compared to 2.8% in 2020.

Other operating income, net for the fourth quarter of 2021 was RMB559 million (US$88 million), compared to RMB118 million in the fourth quarter of 2020 and RMB40 million in the previous quarter. The increase was mainly attributable to subsidy income in our DH business due to COVID-19 impact.

Other operating income, net for the full year of 2021 was RMB990 million (US$155 million), compared to RMB480 million in 2020. The year-over-year increase was mainly attributable to subsidy income in our DH business due to COVID-19 impact.

Income from operations for the fourth quarter of 2021 was RMB39 million (US$6 million), compared to loss from operations of RMB134 million in the fourth quarter of 2020 and income from operations of RMB72 million in the previous quarter. Income from operations from Legacy-Huazhu segment for the fourth quarter of 2021 was RMB60 million, compared to RMB315 million in the fourth quarter of 2020 and RMB239 million in the previous quarter.

Income from operations for the full year of 2021 was RMB164 million (US$26 million). Income from operations from Legacy-Huazhu segment for the full year of 2021 was RMB891 million, compared to a loss from operations of RMB100 million in 2020.

Operating margin, defined as income from operations as a percentage of revenues, for the fourth quarter of 2021, was 1.2%. Operating margin from Legacy-Huazhu segment for the fourth quarter of 2021 was 2.2%, compared with 11.2% in the fourth quarter of 2020 and 8.1% in the previous quarter.

Operating margin for the full year of 2021 was 1.3%. Operating margin from Legacy-Huazhu segment for the full year of 2021 was 7.9%, compared with a negative 1.2% in 2020.

Other expense, net for the fourth quarter of 2021 was RMB47 million (US$7 million), compared to other expense, net of RMB8 million for the fourth quarter of 2020 and other income, net of RMB4 million for the previous quarter.

Other income, net for the full year of 2021 was RMB157 million (US$25 million), compared to other expense, net of RMB89 million in 2020.

Unrealized losses from fair value changes of equity securities for the fourth quarter of 2021 were RMB217 million (US$34 million), compared to unrealized gains from fair value changes of equity securities of RMB733 million in the fourth quarter of 2020, and unrealized losses from fair value changes of RMB60 million in the previous quarter. Unrealized gains (losses) from fair value changes of equity securities mainly represent the unrealized gains (losses) from our investment in equity securities with readily determinable fair values, such as AccorHotels.

For the full year of 2021, unrealized losses from fair value changes of equity securities were RMB96 million (US$15 million), compared to unrealized losses from fair value changes of equity securities of RMB265 million in 2020.

Income tax expense for the fourth quarter of 2021 was RMB16 million (US$3 million), compared to income tax benefit of RMB66 million in the same period of 2020 and RMB13 million in the previous quarter. For the full year of 2021, income tax expense was RMB12 million (US$2 million), compared to income tax benefit of RMB215 million in 2020.

Net loss attributable to Huazhu Group Limited for the fourth quarter of 2021 was RMB459 million (US$72 million), compared to a net income of RMB703 million in the fourth quarter of 2020 and a net loss of RMB137 million in the previous quarter. Net loss attributable to Huazhu Group Limited from Legacy-Huazhu segment for the fourth quarter of 2021 was RMB419 million, compared to net income attributable to Huazhu Group Limited from Legacy-Huazhu segment of RMB1.0 billion in the fourth quarter of 2020 and net income attributable to Huazhu Group Limited from Legacy-Huazhu segment of RMB27 million in the previous quarter.

Net loss attributable to Huazhu Group Limited for the full year of 2021 was RMB465 million (US$73 million).

Basic and diluted losses per share/American depositary share (ADS). For the fourth quarter of 2021, basic and diluted losses per share were RMB0.15 (US$0.02). Adjusted basic and diluted losses per share (non-GAAP), which excluded share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, were RMB0.07 (US$0.01). Basic and diluted losses per ADS were RMB1.47 (US$0.23). Adjusted basic and diluted losses per ADS (non-GAAP), which excluded share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, were RMB0.73 (US$0.11).

For the full year of 2021, basic and diluted losses per share were RMB0.15 (US$0.02). Adjusted basic and diluted losses per share (non-GAAP) were RMB0.08 (US$0.01). Basic and diluted losses per ADS were RMB1.49 (US$0.23). Adjusted basic and diluted losses per ADS (non-GAAP) were RMB0.83 (US$0.13).

EBITDA (non-GAAP) for the fourth quarter of 2021 was RMB46 million (US$7 million), compared with RMB1.1 billion in the fourth quarter of 2020 and RMB294 million in the previous quarter. EBITDA (non-GAAP) from Legacy-Huazhu segment for the fourth quarter of 2021 was negative RMB23 million, compared with RMB1.5 billion in the fourth quarter of 2020 and RMB409 million in the previous quarter. Adjusted EBITDA (non-GAAP), which excluded share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, for the fourth quarter of 2021 was RMB278 million (US$43 million), compared with RMB375 million in the fourth quarter of 2020 and RMB385 million in the previous quarter. The adjusted EBITDA (non-GAAP) from Legacy-Huazhu segment for the fourth quarter of 2021 was RMB209 million, compared with RMB764 million in the fourth quarter of 2020 and RMB500 million in the previous quarter.

EBITDA (non-GAAP) for the full year of 2021 was RMB1.4 billion (US$215 million), compared with a negative RMB631 million in 2020. EBITDA (non-GAAP) from Legacy-Huazhu segment for the full year of 2021 was RMB1.8 billion, compared with RMB736 million in 2020. Excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, adjusted EBITDA (non-GAAP) for the full year of 2021 was RMB1.6 billion (US$247 million). The adjusted EBITDA (non-GAAP) from Legacy-Huazhu segment for the full year of 2021 was RMB2.0 billion, compared with RMB1.1 billion in 2020.

Cash flow. Operating cash inflow for the fourth quarter of 2021 was RMB867 million (US$136 million). Investing cash outflow for the fourth quarter of 2021 was RMB503 million (US$79 million). Financing cash outflow for the fourth quarter of 2021 was RMB598 million (US$94 million).

Operating cash inflow for the full year of 2021 was RMB1.3 billion (US$210 million), representing an increase of 120.4% from 2020. Investing cash outflow for the full year of 2021 was RMB1.4 billion (US$219 million), compared to RMB8.1 billion in 2020. Financing cash outflow for the full year of 2021 was RMB1.8 billion (US$283 million), compared to financing cash inflow of RMB883 million in 2020.

Cash and cash equivalents and Restricted cash. As of December 31, 2021, the Company had a total balance of cash and cash equivalents of RMB5.1 billion (US$803 million) and restricted cash of RMB25 million (US$4 million).

Debt financing. As of December 31, 2021, the Company had a total debt balance of RMB9.8 billion (US$1.5 billion) and the unutilized credit facility available to the Company was RMB3.3 billion.

COVID-19 update

For our Legacy-Huazhu business, RevPAR recovery in Q4 2021 was still significantly impacted by several COVID-19 resurgences in China. In terms of monthly breakdown, our RevPAR recovered to 90%, 76%, and 90% of the levels in October, November, and December 2019, respectively. Entering into 2022, our RevPAR recovery in January and February was 75% and 83% of the corresponding levels in 2019, respectively, which slowed down from Q4 2021. It was mainly due to the effects of the new Omicron variant, another year of “stay local” guidance during the Chinese Lunar New Year holiday, as well as strict travel restrictions in Beijing and its surrounding areas during the Beijing Winter Olympic Games. Unfortunately, the situation has not yet improved in March 2022 as the highly infectious Omicron variant has continued to spread in China. As long as China’s “zero-COVID” policy remains in place, these near-term uncertainties and fluctuations are inevitable.

After a good business recovery in Q3 2021 – thanks to the progress of vaccination campaigns and easing of restrictions – our DH business in Q4 2021 was impacted by tightened governmental control measures and testing requirements due to the third and fourth waves of the COVID-19 pandemic in European countries. As a result, the recovery trend of DH was disrupted in November 2021, as RevPAR and occupancy numbers declined compared to those in the summer. However, an opening-up plan has been unfolding since mid-February 2022, and this is expected to lead to substantially normalized circumstances for public and business life. With the continuous implementation of opening-up plans, our RevPAR recovery should see reacceleration.

Meanwhile, DH continues its effort to implement a comprehensive cash flow improvement program, especially focusing on efficiency improvements, negotiation of further lease waivers, and personnel cost optimization. In addition, a government subsidy of EUR60 million was received in December 2021, and the short-time work compensation program has been extended until June 30, 2022.

Guidance

Since March 2022, the highly infectious Omicron variant has been spreading rapidly in China which again seriously affected our business performance. Also, China’s unchanged “zero-COVID” policy has rendered business recovery more unpredictable in the foreseeable future. Moreover, the recent global unrest may further bring uncertainties to our international business recovery. Therefore, the guidance is only reflecting our current views based on our best understanding of the recent situation.

Huazhu expects to open around 1,500 hotels and close 500-550 hotels in 2022.

In the first quarter of 2022, Huazhu expects revenue growth to be in the range of 11%-15% compared to the first quarter of 2021, or to range from 1% to 5% if excluding DH.

For the full year of 2022, we expect revenue growth to range from 15% to 20% compared to the full year of 2021, or to range from 4% to 9% if excluding DH.

The above forecast reflects the Company’s current and preliminary view, which is subject to change.

Repurchase plan

Huazhu may from time to time make repurchases of its securities, including American depositary shares and convertible notes, in open market transactions, privately negotiated transactions or otherwise, subject to market conditions and other factors.

Conference Call

Huazhu’s management will host a conference call at 9 p.m. (U.S. Eastern time) on Wednesday, March 23, 2022 (or 9 a.m. (Hong Kong time) on Thursday, March 24, 2022) following the announcement. The conference call will be a Direct Event call. All participants must preregister online prior to the call. Please use the link http://apac.directeventreg.com/registration/event/4278849 to complete the online registration at least 15 minutes prior to the commencement of the conference call. Once preregistration has been completed, participants will receive dial-in numbers, an event passcode, and a unique registrant ID. To join the conference, please dial the number you receive, enter the event passcode followed by your unique registrant ID, and you will be joined to the conference instantly. Please dial in approximately 10 minutes before the scheduled time of the call.

A recording of the conference call will be available after the conclusion of the conference call through March 31, 2022. Please dial +1 (855) 452 5696 (for callers in the US), 400 632 2162 (for callers in mainland China), 800 963 117 (for callers in Hong Kong) or +61 2 8199 0299 (for callers outside the U.S., mainland China and Hong Kong) and enter the passcode 4278849.

The conference call will also be webcast live over the Internet and can be accessed by all interested parties at the Company’s website, https://ir.huazhu.com.

Use of Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. Generally-Accepted Accounting Principles (“GAAP”), the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission (“SEC”): adjusted net income (loss) attributable to Huazhu Group Limited excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities; adjusted basic and diluted earnings (losses) per share/ADS excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities; EBITDA; adjusted EBITDA excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this release. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding Company performance by excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities that may not be indicative of Company operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Company performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company believes these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by Company management in financial and operational decision-making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities is that share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities have been and will continue to be significant and recurring in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The Company believes that EBITDA is a useful financial metric to assess the operating and financial performance before the impact of investing and financing transactions and income taxes, given the significant investments that the Company has made in leasehold improvements, depreciation and amortization expense that comprise a significant portion of the Company’s cost structure. In addition, the Company believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of financial performance. The Company believes that EBITDA information provides investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The Company also uses adjusted EBITDA, which is defined as EBITDA before share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, to assess operating results of its hotels in operation. The Company believes that the exclusion of share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities helps facilitate year-on-year comparisons of the results of operations as the share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities may not be indicative of Company operating performance.

The Company believes that unrealized gains and losses from changes in fair value of equity securities are generally meaningless in understanding the Company’s reported results or evaluating its economic performance of its businesses. These gains and losses have caused and will continue to cause significant volatility in reported periodic earnings.

Therefore, the Company believes adjusted EBITDA more closely reflects the performance capability of our hotels. The presentation of EBITDA and adjusted EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains considered to be outside the ordinary course of business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets (including land use rights), income tax, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the relevant disclosure of depreciation and amortization, interest income, interest expense, income tax expense, share-based compensation expenses, and unrealized gains (losses) from fair value changes of equity securities and other relevant items both in the reconciliations to the U.S. GAAP financial measures and in the consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

The terms EBITDA and adjusted EBITDA are not defined under U.S. GAAP, and neither EBITDA nor adjusted EBITDA is a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing the operating and financial performance, investors should not consider these data in isolation or as a substitute for the Company’s net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company’s EBITDA or adjusted EBITDA may not be comparable to EBITDA or adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA or adjusted EBITDA in the same manner as the Company does.

Reconciliations of the Company’s non-GAAP financial measures, including EBITDA and adjusted EBITDA, to the consolidated statement of operations information are included at the end of this press release.

About Huazhu Group Limited

Originated in China, Huazhu Group Limited is a world-leading hotel group. As of December 31, 2021, Huazhu operated 7,830 hotels with 753,216 rooms in operation in 17 countries. Huazhu’s brands include Hi Inn, Elan Hotel, HanTing Hotel, JI Hotel, Starway Hotel, Orange Hotel, Crystal Orange Hotel, Manxin Hotel, Madison Hotel, Joya Hotel, Blossom House, Ni Hao Hotel and CitiGO Hotel. Upon the completion of the acquisition of DH on January 2, 2020, Huazhu added five brands to its portfolio, including Steigenberger Hotels & Resorts, MAXX by Steigenberger, Jaz in the City, IntercityHotel and Zleep Hotels. In addition, Huazhu also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

Huazhu’s business includes leased and owned, manachised and franchised models. Under the lease and ownership model, Huazhu directly operates hotels typically located on leased or owned properties. Under the manachise model, Huazhu manages manachised hotels through the on-site hotel managers that Huazhu appoints, and Huazhu collects fees from franchisees. Under the franchise model, Huazhu provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. Huazhu applies a consistent standard and platform across all of its hotels. As of December 31, 2021, Huazhu operates 14 percent of its hotel rooms under lease and ownership model, and 86 percent under manachise and franchise models.

For more information, please visit Huazhu’s website: http://ir.huazhu.com.

Safe Harbor Statement Under the U.S. Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; economic conditions; the regulatory environment; our ability to attract and retain customers and leverage our brands; trends and competition in the lodging industry; the expected growth of demand for lodging; and other factors and risks detailed in our filings with the SEC. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

Huazhu undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

—Financial Tables and Operational Data Follow—

Huazhu Group Limited
Unaudited Condensed Consolidated Balance Sheets

	December 31, 2020	December 31, 2021
	RMB	RMB	US$[3]
	(in millions)
ASSETS
Current assets:
Cash and cash equivalents	7,026	5,116	803
Restricted cash	64	25	4
Short-term investments	3,903	2,589	406
Accounts receivable, net	404	521	82
Loan receivables, net	304	218	34
Amounts due from related parties	178	149	23
Inventories	89	88	14
Other current assets, net	914	847	133
Total current assets	12,882	9,553	1,499

Property and equipment, net	6,682	7,056	1,107
Intangible assets, net	5,945	5,385	845
Operating lease right-of-use assets	28,980	29,942	4,698
Finance lease right-of-use assets	2,041	2,235	351
Land use rights, net	213	206	32
Long-term investments	1,923	1,965	308
Goodwill	4,988	5,132	805
Amounts due from related parties, non-current	-	1	0
Loan receivables, net	135	98	15
Other assets, net	743	834	131
Deferred tax assets	623	862	136
Total assets	65,155	63,269	9,927

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	1,142	6,232	978
Accounts payable	1,241	968	152
Amounts due to related parties	132	197	31
Salary and welfare payables	526	591	93
Deferred revenue	1,272	1,366	214
Operating lease liabilities, current	3,406	3,628	569
Finance lease liabilities, current	31	41	6
Accrued expenses and other current liabilities	2,440	1,838	288
Income tax payable	339	418	66
Total current liabilities	10,529	15,279	2,397

Long-term debt	10,856	3,565	559
Operating lease liabilities, non-current	27,048	28,012	4,396
Finance lease liabilities, non-current	2,497	2,684	421
Deferred revenue	662	785	123
Other long-term liabilities	771	903	142
Deferred tax liabilities	1,181	853	134
Retirement benefit obligations	179	144	23
Total liabilities	53,723	52,225	8,195

Equity:
Ordinary shares	0	0	0
Treasury shares	(107)	(107)	(17)
Additional paid-in capital	9,808	9,964	1,563
Retained earnings	1,502	1,037	163
Accumulated other comprehensive income	127	41	6
Total Huazhu Group Limited shareholders' equity	11,330	10,935	1,715
Noncontrolling interest	102	109	17
Total equity	11,432	11,044	1,732
Total liabilities and equity	65,155	63,269	9,927

3 The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB6.3726 on December 30, 2021 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

Huazhu Group Limited
Unaudited Condensed Consolidated Statements of Comprehensive Income
	Quarter Ended				Year Ended
	December 31, 2020	September 30, 2021	December 31, 2021		December 31, 2020	December 31, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except shares, per share and per ADS data)
Revenue:
Leased and owned hotels	2,024	2,345	2,093	329	6,908	8,118	1,274
Manachised and franchised hotels	999	1,128	1,098	172	3,136	4,398	690
Others	48	50	159	25	152	271	43
Total revenue	3,071	3,523	3,350	526	10,196	12,787	2,007

Operating costs and expenses:
Hotel operating costs:
Rents	(929)	(1,009)	(998)	(157)	(3,485)	(3,900)	(612)
Utilities	(120)	(137)	(122)	(19)	(478)	(507)	(80)
Personnel costs	(738)	(793)	(841)	(132)	(2,501)	(3,022)	(474)
Depreciation and amortization	(348)	(356)	(365)	(57)	(1,316)	(1,413)	(222)
Consumables, food and beverage	(257)	(264)	(282)	(44)	(885)	(970)	(152)
Others	(356)	(326)	(589)	(92)	(1,064)	(1,474)	(231)
Total hotel operating costs	(2,748)	(2,885)	(3,197)	(501)	(9,729)	(11,286)	(1,771)
Other operating costs	(22)	(14)	(19)	(3)	(52)	(58)	(9)
Selling and marketing expenses	(181)	(189)	(183)	(29)	(597)	(641)	(101)
General and administrative expenses	(336)	(388)	(441)	(70)	(1,259)	(1,547)	(242)
Pre-opening expenses	(36)	(15)	(30)	(5)	(288)	(81)	(13)
Total operating costs and expenses	(3,323)	(3,491)	(3,870)	(608)	(11,925)	(13,613)	(2,136)
Goodwill impairment loss	-	-	-	-	(437)	-	-
Other operating income (expense), net	118	40	559	88	480	990	155
Income (losses) from operations	(134)	72	39	6	(1,686)	164	26
Interest income	33	25	23	4	119	89	14
Interest expense	(118)	(101)	(92)	(14)	(533)	(405)	(64)
Other (expense) income, net	(8)	4	(47)	(7)	(89)	157	25
Unrealized gains (losses) from fair value changes of equity securities	733	(60)	(217)	(34)	(265)	(96)	(15)
Foreign exchange (loss) gain	151	(92)	(112)	(18)	175	(317)	(50)
Income (loss) before income taxes	657	(152)	(406)	(63)	(2,279)	(408)	(64)
Income tax benefit (expense)	66	13	(16)	(3)	215	(12)	(2)
Income (loss) from equity method investments	(11)	3	(42)	(7)	(140)	(60)	(9)
Net income (loss)	712	(136)	(464)	(73)	(2,204)	(480)	(75)
Net (income) loss attributable to noncontrolling interest	(9)	(1)	5	1	12	15	2
Net income (loss) attributable to Huazhu Group Limited	703	(137)	(459)	(72)	(2,192)	(465)	(73)

Other comprehensive income
Gain arising from defined benefit plan, net of tax	(27)	1	13	2	(27)	13	2
Foreign currency translation adjustments, net of tax	(8)	(28)	7	1	203	(99)	(16)
Comprehensive income (loss)	677	(163)	(444)	(70)	(2,028)	(566)	(89)
Comprehensive (income) loss attributable to noncontrolling interest	(9)	(1)	5	1	12	15	2
Comprehensive income (loss) attributable to Huazhu Group Limited	668	(164)	(439)	(69)	(2,016)	(551)	(87)

Earnings (losses) per share(1):
Basic	0.23	(0.04)	(0.15)	(0.02)	(0.75)	(0.15)	(0.02)
Diluted	0.22	(0.04)	(0.15)	(0.02)	(0.75)	(0.15)	(0.02)

Earnings (losses) per ADS:
Basic	2.27	(0.44)	(1.47)	(0.23)	(7.49)	(1.49)	(0.23)
Diluted	2.16	(0.44)	(1.47)	(0.23)	(7.49)	(1.49)	(0.23)

Weighted average number of shares used in computation:
Basic	3,097,524,615	3,115,104,798	3,117,745,440	3,117,745,440	2,927,398,409	3,114,124,244	3,114,124,244
Diluted	3,263,266,396	3,115,104,798	3,117,745,440	3,117,745,440	2,927,398,409	3,114,124,244	3,114,124,244

(1) In 2021Q2, the Company's shareholders approved a share split that each issued and unissued ordinary share and preferred share of the Company with a par value of US$0.0001 each will be sub-divided into 10 ordinary shares and 10 preferred shares, respectively with a par value of US$0.00001 each. All share and per share data in these financial statements has been retrospectively adjusted to account for this stock split for all periods presented.

Huazhu Group Limited
Unaudited Condensed Consolidated Statements of Cash Flows
	Quarter Ended				Year Ended
	December 31, 2020	September 30, 2021	December 31, 2021		December 31,2020	December 31, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
	( in millions)
Operating activities:
Net income (loss)	712	(136)	(464)	(73)	(2,204)	(480)	(75)
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	22	31	15	2	122	109	17
Depreciation and amortization, and other	384	383	436	68	1,445	1,563	245
Impairment loss	138	51	320	50	709	380	60
Loss (income) from equity method investments, net of dividends	38	1	38	6	145	60	9
Investment (income) loss	(881)	135	245	38	108	67	11
Changes in operating assets and liabilities	399	(305)	458	72	339	(92)	(14)
Other	(508)	32	(181)	(27)	(55)	(265)	(43)
Net cash provided by operating activities	304	192	867	136	609	1,342	210

Investing activities:
Capital expenditures	(501)	(346)	(469)	(73)	(1,776)	(1,675)	(263)
Acquisitions, net of cash received	(1)	(395)	-	-	(5,060)	(742)	(116)
Purchase of investments	(71)	(303)	(49)	(8)	(1,702)	(521)	(82)
Proceeds from maturity/sale of investments	12	-	64	10	396	1,494	235
Loan advances	(15)	(32)	(96)	(15)	(145)	(181)	(28)
Loan collections	60	41	38	6	182	187	29
Other	1	4	9	1	4	36	6
Net cash provided by (used in) investing activities	(515)	(1,031)	(503)	(79)	(8,101)	(1,402)	(219)

Financing activities:
Net proceeds from issuance of ordinary shares	774	-	-	-	6,019	1	0
Proceeds from debt	311	491	167	26	6,906	2,383	374
Repayment of debt	(1,410)	(497)	(768)	(120)	(11,207)	(4,171)	(655)
Dividend paid	-	-	-	-	(678)	-	-
Other	(85)	(11)	3	-	(157)	(14)	(2)
Net cash provided by (used in) financing activities	(410)	(17)	(598)	(94)	883	(1,801)	(283)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(189)	9	(36)	(6)	(300)	(88)	(14)
Net increase (decrease) in cash, cash equivalents and restricted cash	(810)	(847)	(270)	(43)	(6,909)	(1,949)	(306)
Cash, cash equivalents and restricted cash at the beginning of the period	7,900	6,258	5,411	850	13,999	7,090	1,113
Cash, cash equivalents and restricted cash at the end of the period	7,090	5,411	5,141	807	7,090	5,141	807

Huazhu Group Limited
Unaudited Reconciliation of GAAP and Non-GAAP Results
	Quarter Ended				Year Ended
	December 31, 2020	September 30,2021	December 31, 2021		December 31, 2020	December 31, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except shares, per share and per ADS data)
Net income (loss) attributable to Huazhu Group Limited (GAAP)	703	(137)	(459)	(72)	(2,192)	(465)	(73)
Share-based compensation expenses	22	31	15	2	122	109	17
Unrealized (gains) losses from fair value changes of equity securities	(733)	60	217	34	265	96	15
Adjusted net income (loss) attributable to Huazhu Group Limited (non-GAAP)	(8)	(46)	(227)	(36)	(1,805)	(260)	(41)

Adjusted earnings (losses) per share (non-GAAP)(2)
Basic	(0.00)	(0.01)	(0.07)	(0.01)	(0.62)	(0.08)	(0.01)
Diluted	(0.00)	(0.01)	(0.07)	(0.01)	(0.62)	(0.08)	(0.01)

Adjusted earnings (losses) per ADS (non-GAAP)
Basic	(0.02)	(0.15)	(0.73)	(0.11)	(6.16)	(0.83)	(0.13)
Diluted	(0.02)	(0.15)	(0.73)	(0.11)	(6.16)	(0.83)	(0.13)

Weighted average number of shares used in computation (Non-GAAP)
Basic	3,097,524,615	3,115,104,798	3,117,745,440	3,117,745,440	2,927,398,409	3,114,124,244	3,114,124,244
Diluted	3,097,524,615	3,115,104,798	3,117,745,440	3,117,745,440	2,927,398,409	3,114,124,244	3,114,124,244

(2) In 2021Q2, the Company's shareholders approved a share split that each issued and unissued ordinary share and preferred share of the Company with a par value of US$0.0001 each will be sub-divided into 10 ordinary shares and 10 preferred shares, respectively with a par value of US$0.00001 each. All share and per share data in these financial statements has been retrospectively adjusted to account for this stock split for all periods presented.

	Quarter Ended				Year Ended
	December 31, 2020	September 30,2021	December 31, 2021		December 31, 2020	December 31, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except per share and per ADS data)
Net income (loss) attributable to Huazhu Group Limited (GAAP)	703	(137)	(459)	(72)	(2,192)	(465)	(73)
Interest income	(33)	(25)	(23)	(4)	(119)	(89)	(14)
Interest expense	118	101	92	14	533	405	64
Income tax expense	(66)	(13)	16	3	(215)	12	2
Depreciation and amortization	364	368	420	66	1,362	1,503	236
EBITDA (non-GAAP)	1,086	294	46	7	(631)	1,366	215
Share-based compensation	22	31	15	2	122	109	17
Unrealized (gains) losses from fair value changes of equity securities	(733)	60	217	34	265	96	15
Adjusted EBITDA (non-GAAP)	375	385	278	43	(244)	1,571	247

Huazhu Group Limited

Segment Financial Summary(3)

	Quarter Ended December 31, 2021				Quarter Ended December 31, 2020			Quarter Ended September 30, 2021
	Legacy Huazhu	Legacy DH	Total		Legacy Huazhu	Legacy DH	Total	Legacy Huazhu	Legacy DH	Total
	RMB	RMB	RMB	USD	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions)				(in millions)			(in millions)
Leased and owned hotels	1,565	528	2,093	329	1,790	234	2,024	1,784	561	2,345
Manachised and franchised hotels	1,073	25	1,098	172	990	9	999	1,110	18	1,128
Others	138	21	159	25	41	7	48	40	10	50
Revenue	2,776	574	3,350	526	2,821	250	3,071	2,934	589	3,523

Hotel operating costs	(2,331)	(866)	(3,197)	(501)	(2,071)	(677)	(2,748)	(2,255)	(630)	(2,885)
Selling and marketing expenses	(129)	(54)	(183)	(29)	(149)	(32)	(181)	(129)	(60)	(189)
General and administrative expenses	(308)	(133)	(441)	(70)	(257)	(79)	(336)	(306)	(82)	(388)
Pre-opening expenses	(30)	0	(30)	(5)	(36)	0	(36)	(15)	-	(15)

Income (losses) from operations	60	(21)	39	6	315	(449)	(134)	239	(167)	72

Net income (losses) attributable to Huazhu Group Limited	(419)	(40)	(459)	(72)	1,010	(307)	703	27	(164)	(137)

Interest income	(23)	0	(23)	(4)	(32)	(1)	(33)	(25)	0	(25)
Interest expense	64	28	92	14	87	31	118	72	29	101
Income tax expense	37	(21)	16	3	110	(176)	(66)	29	(42)	(13)
Depreciation and amortization	318	102	420	66	300	64	364	306	62	368
EBITDA (non-GAAP)	(23)	69	46	7	1,475	(389)	1,086	409	(115)	294
Share-based Compensation	15	-	15	2	22	-	22	31	-	31
Unrealized (gains) losses from fair value changes of equity securities	217	-	217	34	(733)	-	(733)	60	-	60
Adjusted EBITDA (non-GAAP)	209	69	278	43	764	(389)	375	500	(115)	385

(3) The Company presents segment information after elimination of intercompany transactions.

Huazhu Group Limited

Segment Financial Summary(4)

	Year Ended December 31, 2021				Year Ended December 31, 2020
	Legacy Huazhu	Legacy DH	Total		Legacy Huazhu	Legacy DH	Total
	RMB	RMB	RMB	USD	RMB	RMB	RMB
	(in millions)				(in millions)
Leased and owned hotels	6,674	1,444	8,118	1,274	5,439	1,469	6,908
Manachised and franchised hotels	4,342	56	4,398	690	3,093	43	3,136
Others	231	40	271	43	132	20	152
Revenue	11,247	1,540	12,787	2,007	8,664	1,532	10,196

Hotel operating costs	(8,806)	(2,480)	(11,286)	(1,771)	(7,369)	(2,360)	(9,729)
Selling and marketing expenses	(460)	(181)	(641)	(101)	(388)	(209)	(597)
General and administrative expenses	(1,164)	(383)	(1,547)	(242)	(893)	(366)	(1,259)
Pre-opening expenses	(81)	0	(81)	(13)	(288)	0	(288)

Income (losses) from operations	891	(727)	164	26	(100)	(1,586)	(1,686)

Net income (losses) attributable to Huazhu Group Limited	153	(618)	(465)	(73)	(847)	(1,345)	(2,192)

Interest income	(88)	(1)	(89)	(14)	(118)	(1)	(119)
Interest expense	291	114	405	64	427	106	533
Income tax expense	249	(237)	12	2	151	(366)	(215)
Depreciation and amortization	1,222	281	1,503	236	1,123	239	1,362
EBITDA (non-GAAP)	1,827	(461)	1,366	215	736	(1,367)	(631)
Share-based Compensation	109	-	109	17	122	-	122
Unrealized (gains) losses from fair value changes of equity securities	96	-	96	15	265	-	265
Adjusted EBITDA (non-GAAP)	2,032	(461)	1,571	247	1,123	(1,367)	(244)

(4) The Company presents segment information after elimination of intercompany transactions.

Operating Results: Legacy-Huazhu(1)

	Number of hotels				Number of rooms
	Opened in Q4 2021	Closed (2) in Q4 2021	Net added in Q4 2021	As of December 31, 2021 (3)	As of December 31, 2021
Leased and owned hotels	7	(8)	(1)	662	91,284
Manachised and franchised hotels	436	(74)	362	7,044	636,859
Total	443	(82)	361	7,706	728,143

(1)       Legacy-Huazhu refers to Huazhu and its subsidiaries, excluding DH.

(2)       The reasons for hotel closures mainly included non-compliance with our brand standards, operating losses, and property-related issues. In Q4 2021, we temporarily closed 9 hotels for brand upgrade and business model change purposes.

(3)       As of December 31, 2021, 147 hotels were requisitioned by governmental authorities.

	As of December 31, 2021
	Number of hotels	Unopened hotels in pipeline
Economy hotels	4,772	1,194
Leased and owned hotels	397	3
Manachised and franchised hotels	4,375	1,191
Midscale and upscale hotels	2,934	1,377
Leased and owned hotels	265	15
Manachised and franchised hotels	2,669	1,362
Total	7,706	2,571

Operational hotels excluding hotels under requisition

	For the quarter ended
	December 31,	September 30,	December 31,	yoy
	2020	2021	2021	change
Average daily room rate (in RMB)
Leased and owned hotels	272	296	286	5.1%
Manachised and franchised hotels	224	238	232	3.9%
Blended	231	246	239	3.7%
Occupancy Rate (as a percentage)
Leased and owned hotels	79.6%	69.7%	67.4%	-12.2p.p.
Manachised and franchised hotels	80.8%	72.2%	68.4%	-12.4p.p.
Blended	80.6%	71.9%	68.2%	-12.4p.p.
RevPAR (in RMB)
Leased and owned hotels	217	206	193	-11.0%
Manachised and franchised hotels	181	172	159	-12.1%
Blended	186	177	163	-12.2%

	For the quarter ended
	December 31,	December 31,	yoy
	2019	2021	change
Average daily room rate (in RMB)
Leased and owned hotels	277	286	3.2%
Manachised and franchised hotels	223	232	4.5%
Blended	232	239	3.1%
Occupancy Rate (as a percentage)
Leased and owned hotels	84.7%	67.4%	-17.4p.p.
Manachised and franchised hotels	81.6%	68.4%	-13.3p.p.
Blended	82.2%	68.2%	-13.9p.p.
RevPAR (in RMB)
Leased and owned hotels	235	193	-17.9%
Manachised and franchised hotels	182	159	-12.5%
Blended	191	163	-14.4%

	For the year ended
	December 31,	December 31,	yoy
	2020	2021	change
Average daily room rate (in RMB)
Leased and owned hotels	241	286	18.7%
Manachised and franchised hotels	204	232	13.3%
Blended	210	239	13.8%
Occupancy Rate (as a percentage)
Leased and owned hotels	68.9%	70.6%	+1.7 p.p.
Manachised and franchised hotels	71.4%	72.4%	+1.0 p.p.
Blended	71.0%	72.2%	+1.2 p.p.
RevPAR (in RMB)
Leased and owned hotels	166	202	21.7%
Manachised and franchised hotels	146	168	14.9%
Blended	149	172	15.6%

	For the year ended
	December 31,	December 31,	yoy
	2019	2021	change
Average daily room rate (in RMB)
Leased and owned hotels	276	286	3.5%
Manachised and franchised hotels	224	232	3.2%
Blended	234	239	2.0%
Occupancy Rate (as a percentage)
Leased and owned hotels	87.0%	70.6%	-16.3p.p.
Manachised and franchised hotels	83.8%	72.4%	-11.4p.p.
Blended	84.4%	72.2%	-12.2p.p.
RevPAR (in RMB)
Leased and owned hotels	240	202	-15.9%
Manachised and franchised hotels	188	168	-10.8%
Blended	198	172	-12.7%

Same-hotel operational data by class

Mature hotels in operation for more than 18 months (excluding hotels under requisition)

	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of December 31,		For the quarter ended December 31,		yoy change	For the quarter ended December 31,		yoy change	For the quarter ended December 31,		yoy change
	2020	2021	2020	2021		2020	2021		2020	2021	(p.p.)
Economy hotels	3,341	3,341	152	128	-15.6%	179	180	0.8%	85.2%	71.4%	-13.8
Leased and owned hotels	388	388	170	146	-14.1%	201	204	1.1%	84.6%	71.9%	-12.7
Manachised and franchised hotels	2,953	2,953	149	125	-15.9%	174	175	0.6%	85.3%	71.3%	-14.0
Midscale and upscale hotels	1,734	1,734	247	208	-15.7%	314	312	-0.5%	78.7%	66.7%	-12.0
Leased and owned hotels	222	222	280	238	-15.1%	378	378	0.2%	74.2%	62.8%	-11.4
Manachised and franchised hotels	1,512	1,512	240	202	-15.9%	301	299	-0.8%	79.7%	67.6%	-12.1

Total	5,075	5,075	192	162	-15.6%	232	233	0.3%	82.5%	69.4%	-13.1

	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of December 31,		For the quarter ended December 31,		yoy change	For the quarter ended December 31,		yoy change	For the quarter ended December 31,		yoy change
	2019	2021	2019	2021		2019	2021		2019	2021	(p.p.)
Economy hotels	2,442	2,442	163	130	-20.1%	186	181	-2.8%	87.9%	72.2%	-15.7
Leased and owned hotels	380	380	185	145	-21.8%	211	202	-4.4%	87.7%	71.7%	-16.0
Manachised and franchised hotels	2,062	2,062	158	127	-19.7%	179	175	-2.4%	87.9%	72.3%	-15.6
Midscale and upscale hotels	1,160	1,160	269	206	-23.5%	325	313	-3.7%	82.9%	65.9%	-17.0
Leased and owned hotels	187	187	329	229	-30.6%	394	369	-6.5%	83.5%	62.0%	-21.5
Manachised and franchised hotels	973	973	253	200	-21.0%	305	298	-2.4%	82.7%	66.9%	-15.8
Total	3,602	3,602	204	160	-21.7%	237	229	-3.5%	86.0%	69.7%	-16.2

Same-hotel operational data by class

Mature hotels in operation for more than 18 months (excluding hotels under requisition)

	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of December 31,		For the year ended December 31,		yoy change	For the year ended December 31,		yoy change	For the year ended December 31,		yoy change
	2020	2021	2020	2021		2020	2021		2020	2021	(p.p.)
Economy hotels	3,341	3,341	125	138	10.8%	164	182	10.8%	75.8%	75.8%	+0.0
Leased and owned hotels	388	388	131	153	17.3%	179	206	15.0%	73.0%	74.5%	+1.5
Manachised and franchised hotels	2,953	2,953	123	135	9.3%	161	177	9.7%	76.4%	76.1%	-0.3
Midscale and upscale hotels	1,734	1,734	202	221	9.3%	289	315	8.8%	69.8%	70.1%	+0.3
Leased and owned hotels	222	222	219	250	14.2%	338	378	11.7%	64.8%	66.2%	+1.4
Manachised and franchised hotels	1,512	1,512	198	214	8.1%	279	301	8.0%	70.9%	71.0%	+0.1
Total	5,075	5,075	156	172	10.2%	213	234	10.0%	73.3%	73.5%	+0.1

	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of December 31,		For the year ended December 31,		yoy change	For the year ended December 31,		yoy change	For the year ended December 31,		yoy change
	2019	2021	2019	2021		2019	2021		2019	2021	(p.p.)
Economy hotels	2,442	2,442	172	138	-19.8%	190	182	-4.7%	90.2%	75.9%	-14.3
Leased and owned hotels	380	380	193	151	-21.6%	213	203	-4.4%	90.7%	74.4%	-16.3
Manachised and franchised hotels	2,062	2,062	166	134	-19.3%	185	176	-4.7%	90.1%	76.3%	-13.7
Midscale and upscale hotels	1,160	1,160	275	218	-20.8%	331	315	-4.8%	83.0%	69.0%	-14.0
Leased and owned hotels	187	187	335	244	-26.9%	398	371	-6.8%	84.1%	65.9%	-18.2
Manachised and franchised hotels	973	973	256	209	-18.4%	310	299	-3.6%	82.7%	70.0%	-12.7
Total	3,602	3,602	209	167	-20.1%	238	227	-4.7%	87.6%	73.4%	-14.2

Operating Results: Legacy-DH(4)

	Number of hotels				Number of	Unopened hotels
	Opened in Q4 2021	Closed in Q4 2021	Net added in Q4 2021	As of December 31, 2021(5)	rooms As of December 31,2021	in pipeline As of December 31,2021
Leased hotels	1	-	1	76	14,264	28
Manachised and franchised hotels	3	(1)	2	48	10,809	9
Total	4	(1)	3	124	25,073	37

(4)	Legacy-DH refers to DH.

(5)	As of December 31, 2021, a total of 4 hotels were temporarily closed. 1 hotel was closed for renovation and 1 hotel was closed due to flood damage. Additionally, 1 hotel was in winter break and 1 hotel was temporarily closed due to low demand.

	For the quarter ended
	December 31,	September 30,	December 31,	yoy
	2020	2021	2021	change
Average daily room rate (in EUR)
Leased hotels	78	94	95	21.6%
Manachised and franchised hotels	73	104	93	26.6%
Blended	76	99	94	23.5%
Occupancy rate (as a percentage)
Leased hotels	20.9%	48.0%	42.8%	+22.0 p.p.
Managed and franchised hotels	25.4%	49.4%	50.7%	+25.3 p.p.
Blended	22.5%	48.6%	46.1%	+23.6 p.p.
RevPAR (in EUR)
Leased hotels	16	45	41	149.6%
Managed and franchised hotels	19	52	47	152.7%
Blended	17	48	43	152.6%

	For the year ended
	December 31,	December 31,	yoy
	2020	2021	change
Average daily room rate (in EUR)
Leased and owned hotels	89	91	2.2%
Manachised and franchised hotels	85	89	4.8%
Blended	88	90	3.0%
Occupancy rate (as a percentage)
Leased and owned hotels	33.9%	31.6%	-2.3 p.p.
Manachised and franchised hotels	36.3%	40.5%	+4.2 p.p.
Blended	34.8%	35.2%	+0.3 p.p.
RevPAR (in EUR)
Leased and owned hotels	30	29	-4.6%
Manachised and franchised hotels	31	36	16.8%
Blended	31	32	4.0%

Hotel Portfolio by Brand

	As of December 31, 2021
	Hotels	Rooms	Unopened hotels
	in operation		in pipeline
Economy hotels	4,786	387,895	1,206
HanTing Hotel	3,027	274,118	696
Hi Inn	443	24,674	117
Elan Hotel(6)	1,083	64,606	353
Ibis Hotel	219	22,834	28
Zleep Hotels	14	1,663	12
Midscale hotels	2,450	271,421	1,072
Ibis Styles Hotel	79	8,404	21
Starway Hotel	528	44,016	252
JI Hotel	1,381	166,836	575
Orange Hotel	432	47,393	217
CitiGO Hotel	30	4,772	7
Upper midscale hotels	454	67,068	264
Crystal Orange Hotel	144	19,190	58
Manxin Hotel	84	8,273	62
Madison Hotel	37	5,490	56
Mercure Hotel	125	21,217	50
Novotel Hotel	15	4,032	13
IntercityHotel(7)	49	8,866	25
Upscale hotels	125	23,056	61
Jaz in the City	3	587	1
Joya Hotel	9	1,760	0
Blossom House	34	1,658	39
Grand Mercure Hotel	7	1,485	3
Steigenberger Hotels & Resorts(8)	65	16,389	12
MAXX (9)	7	1,177	6
Others	15	3,776	5
Other hotels(10)	15	3,776	5
Total	7,830	753,216	2,608

(6)	As of December 31, 2021, 70 Ni Hao Hotels were included in the operational hotel for Elan Hotels and 163 Ni Hao Hotels were included in the pipeline for Elan Hotels.

(7)	As of December 31, 2021, 2 operational hotels and 8 pipeline hotels of IntercityHotel were in China.

(8)	As of December 31, 2021, 14 operational hotels and 6 pipeline hotels of Steigenberger Hotels & Resorts were in China.

(9)	As of December 31, 2021, 2 operational hotels and 5 pipeline hotels of MAXX were in China.

(10)	Other hotels include other partner hotels and other hotel brands in Yongle Huazhu Hotel & Resort Group (excluding Steigenberger Hotels & Resorts and Blossom House).